EXHIBIT 3.3

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:09 PM 12/29/2011
FILED 05:07 PM 12/29/2011
SRV 111352629 - 4792682 FILE

RPM DENTAL. INC.

CERTIFICATE OF DESIGNATION
FOR
SERIES A VOTING PREFERRED STOCK

(Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)

The undersigned, being the Secretary of RPM DENTAL INC. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), in accordance with the provisions of Section 151(g) of the DGCL, does hereby certify that:

Pursuant to the authority vested in the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, the Board of Directors, on December 29, 2011, in accordance with Section 151(g) of the DGCL, duly adopted the following resolution establishing a series of 2 shares of the Corporation's preferred stock, par value $0.000001 per share, to be designated as its Series A Voting Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board of Directors by the Certificate of Incorporation, the Board of Directors hereby establishes a series of Series A Voting Preferred Stock of the Corporation and hereby states the number of shares, and fixes the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, of such series of shares as follows:

SERIES A VOTING PREFERRED STOCK

Section 1.     Designation and Number of Shares. There shall be created from the 5,000,000 shares of the Corporation's preferred stock, par value $0.000001 per share, authorized to be issued by the Certificate of Incorporation ("Preferred Stock"), a series of Preferred Stock designated as "Series A Voting Preferred Stock" (the "Series A Voting Preferred Stock"), and the authorized number of shares constituting the Series A Voting Preferred Stock shall be 2. Such number of shares may be decreased by resolution of the Board of Directors adopted and filed pursuant to Section 151(g) of the DGCL, or any successor provision, and by the filing of a certificate of decrease with the Secretary of State of the State of Delaware; provided that no such decrease shall reduce the number of authorized shares of Series A Voting Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, warrants, convertible or exchangeable securities or other rights to acquire shares of Series A Voting Preferred Stock.

Section 2.   Dividends and Distributions. Holders shall not be entitled to receive any dividends or other distributions (whether in cash, stock or property of the Corporation) in respect of any shares of Series A Voting Preferred Stock held by them.

Section 3.   Voting Rights.

(a)     The Holders are entitled to vote on all matters on which the holders of shares of the Corporation's common stock, par value $0.000001 per share ("Common Stock"), or any other capital stock of the Corporation into which such Common Stock shall be reclassified or changed, are entitled to vote. Except as otherwise provided herein, in the Certificate of Incorporation or by law, the Holders, the holders of shares of Common Stock and the holders of shares of any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Company. As of any record date or other determination date, each Holder shall be entitled to the number of votes equal to the quotient derived by dividing the total number of outstanding shares of Series A Voting Preferred Stock into a number equal to quotient derived by dividing 0.4285 into the total number of votes of the Common Stock and any other capital stock of the Corporation (other than the Series A Voting Preferred Stock) having general voting rights, if any, that could be cast with respect to such matter.

(b)    For so long as any shares of Series A Voting Preferred Stock are outstanding, the Corporation shall not, directly or indirectly, take any of the following actions (including by means of merger, consolidation, reorganization, recapitalization or otherwise) without the prior approval (by vote or written consent) of each of the Holders: (i) amend, repeal, alter or add, delete or otherwise change the powers, preferences, rights or privileges of the Series A Voting Preferred Stock; (ii) amend or waive any provision of its Certificate of Incorporation in a manner that would change the powers, preferences, rights or privileges of the Series A Voting Preferred Stock; (iii) effect any stock split or combination or classify, reclassify or issue any additional shares of Series A Voting Preferred Stock; or (iv) enter into any agreement with respect to the foregoing clauses (i) through (iii).

(c)    Any action as to which a class vote of the Holders, or the Holders, the holders of shares of Common Stock and the holders of shares of any other capital stock of the Corporation having general voting rights voting together, is required pursuant to the terms of this Certificate of Designation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation.

Section 4.   Liquidation, Dissolution or Winding-Up. The Holders shall not be entitled to receive any distributions upon liquidation, dissolution or winding-up of the Corporation in respect of any shares of Series A Voting Preferred Stock held by them.

Section 5.   Certain Restrictions on Transfer. No Holder may transfer, and the Corporation shall not register the transfer of, such shares of Series A Voting Preferred Stock, whether by sale, assignment, gift, bequest, appointment, operation of law or otherwise, except for a transfer under the laws of descent upon the death of a Holder. Any attempted transfer of all or any Series A Voting Preferred Stock that does not comply with this Section 6 shall be null and void and of no legal effect.

Section 6.    Reacquired Shares. Any shares of Series A Voting Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of a new series of Preferred Stock. Upon the acquisition by the Corporation of all outstanding shares of Series A Voting Preferred Stock, all provisions of the Series A Voting Preferred Stock shall cease to be of further effect. Upon the occurrence of such event, the Board of Directors shall have the power, without stockholder action, to cause the certificate of designation filed with the Secretary of State of the State of Delaware designating the Series A Voting Preferred Stock to be eliminated from the Certificate of Incorporation.

Section 7.   Redemption. The shares of Series A Voting Preferred Stock shall not be redeemable.

Section 8.   Certain Definitions. As used herein, the following terms have the following meanings:

"Certificate of Incorporation" shall mean the Certificate of Incorporation of the Corporation, as may be amended and/or restated from time to time.

"Board of Directors" shall mean the Board of Directors of the Corporation or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

"Holder" shall mean a holder of record of the Series A Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by the undersigned this 29th day of December, 2011.

RPM DENTAL INC.

By:	/s/ Josh Morita
Josh Morita, Secretary